Exhibit 99.1

Stevanato Group Announces Public Offering of Ordinary Shares

PIOMBINO DESE, Italy – March 20, 2024 – Stevanato Group S.p.A. (NYSE: STVN) (“Stevanato Group,” or the “Company”), a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries, today announced the launch of an underwritten public offering of an aggregate of $300,000,000 of its ordinary shares.

Stevanato Group is offering $150,000,000 of its ordinary shares (the “Company Offering”), and Stevanato Holding S.r.l., an affiliate and major shareholder of the Company (the “Selling Shareholder”), which currently holds approximately 78% of Stevanato Group’s outstanding ordinary shares, is offering $150,000,000 of its ordinary shares (the “Selling Shareholder Offering” and, together with the Company Offering, the “Offering”). Stevanato Group and the Selling Shareholder also intend to grant the underwriters an option, exercisable for 30 days after the date of the final prospectus supplement, to purchase additional ordinary shares up to an amount equal to 15% of the aggregate number of ordinary shares offered in the Offering on the same terms and conditions.

Stevanato Group intends to use the net proceeds from the Company Offering for general corporate purposes, including to enable Stevanato Group to satisfy the requirements of its ongoing investment activities and working capital needs, and to ensure an appropriate level of operating and strategic flexibility.

Morgan Stanley and William Blair are serving as joint book-running managers and as representatives of the underwriters for the Offering. The Offering is being made pursuant to an automatic shelf registration statement on Form F-3 that was filed and automatically declared effective with the Securities and Exchange Commission (the “SEC”) on March 20, 2024. The Offering is being made only by means of a prospectus supplement to the accompanying prospectus that forms part of the registration statement. Copies of the prospectus and prospectus supplement related to the Offering may be obtained, when available, by visiting the SEC’s website at www.sec.gov or by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at (866) 718-1649 or by email at prospectus@morganstanley.com or by contacting William Blair & Company, L.L.C., Attention Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy Stevanato Group’s ordinary shares, nor shall there be any sale of such shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries. Stevanato Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle from development to clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients.

For more information, please visit www.stevanatogroup.com

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this press release, including statements regarding the anticipated terms of the Offering, the completion, timing and size of the Offering and the intended use and allocation of proceeds from the Offering, are forward-looking statements based on Stevanato Group’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including market conditions, the ability to complete the Offering, the trading price and volatility of Stevanato Group’s ordinary shares and, if the Offering is priced, risks related to the satisfaction of closing conditions in the underwriting agreement related to the Offering. As such, the reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. For a description of additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 7, 2024 and in the prospectus supplement and the accompanying prospectus related to the Offering filed with the SEC. Stevanato Group may not consummate the proposed Company Offering described in this press release and the Selling Shareholder may not consummate the proposed Selling Shareholder Offering described in this press release. If the Company Offering and the Selling Shareholder Offering are consummated, neither Stevanato Group nor the Selling Shareholder can provide any assurances regarding the final terms of the Offering or Stevanato Group’s ability to effectively apply the net proceeds it will receive as described above. All forward-looking statements in this press release are based on information currently available to Stevanato Group and speak only as of the date of this press release, and Stevanato Group assumes no obligation to update these forward-looking statements in light of new information or future events, except as may be required by law.

Contact:

Media

Stevanato Group: media@stevanatogroup.com

Investor Relations

Lisa Miles: lisa.miles@stevanatogroup.com